January 14, 2026

Garry Neil
Chief Executive Officer
Avalo Therapeutics, Inc.
1500 Liberty Ridge Drive, Suite 321
Wayne, PA 19087

       Re: Avalo Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 8, 2026
           File No. 333-292614
Dear Garry Neil:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jennifer Porter